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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rhône Group Advisors L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vito Badalamenti (212) 218-6793
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center (Address) New York, NY (City) (State) 10281 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.




13010851

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Rhône Group Advisors L.L.C.
(A Wholly-owned Subsidiary of Rhône Group L.L.C.)
(SEC I.D. No. 8-53003)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2012 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934.
as a Public Document

Rhône Group Advisors L.L.C.

Statement of Financial Condition

For the Year ended December 31, 2012

Contents



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Rhône Group Advisors L.L.C.
New York, New York

We have audited the accompanying statement of financial condition of Rhône Group Advisors L.L.C. (the "Company") as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Rhône Group Advisors L.L.C. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 26, 2013

Member of
Deloitte Touche Tohmatsu

Rhône Group Advisors L.L.C.

Statement of Financial Condition

December 31, 2012

Assets		
Cash and cash equivalents	$	234,208
Due from Parent		10,200
Prepaid expenses		22,357
Total assets	$	266,765
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	30,000
Member's equity		236,765
Total liabilities and member's equity	$	266,765

See accompanying notes to this Statement of Financial Condition.

Rhône Group Advisors L.L.C.

Notes to Statement of Financial Condition

For the Year ended December 31, 2012

1. Organization and Business

Rhône Group Advisors L.L.C. (the "Company"), a Delaware limited liability company, is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed by Rhône Group L.L.C. ("Group" or "Parent") on August 11, 2000, and is a wholly-owned subsidiary of Group. The Company subsequently received its membership with NASD on February 21, 2001 for the purpose of acting as a broker-dealer in selling financial advisory services, limited partnerships in primary distributions and private placement of securities. The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph k(2)(i) of that rule.

The Company earns and recognizes revenues from advisory services and commission fees if any.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in United States of America ("GAAP"). The following is a summary of the significant accounting and reporting policies used in preparing the financial statement.

Cash and Cash Equivalents

The Company considers all demand deposits with banks with original maturities of up to three months to be cash and cash equivalents. The cash equivalents are invested in a money market fund. The money market fund is valued using the published net asset value ("NAV"), which is redeemable daily.

Prepaid Expenses

Prepaid expenses primarily consists of regulatory registration fees. Such expenses are amortized over a fixed period of time as the benefit is received.

Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

The Company follows Fair Value Measurements and Disclosures Topic 820 of the Financial Accounting Standards Board (the "FASB") Codification ("ASC 820"). Under ASC 820, the Company is required to characterize its financial assets as Level I, Level II or Level III based upon the various inputs or methodologies used to value the financial assets. The three-tier hierarchy of inputs is summarized in the three broad levels listed below:

- Level I – Observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.
- Level II – Observable inputs, other than quoted prices included in Level I, for the assets or liability or prices for similar assets and liabilities.
- Level III – Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk).

Substantially all of the financial assets and liabilities such as cash and cash equivalents, are recorded at fair value or carrying amounts that approximate fair value as a result of the short term to maturity of the instruments.

Cash and cash equivalents include investments in highly liquid securities such as money market funds. At December 31, 2012, cash and cash equivalents includes $17,484 in a non-interest bearing account and an investment in a JP Morgan Treasury Plus Money Market Fund totaling $216,724, which was measured using a Level I input. Total cash and cash equivalents at December 31, 2012, are $234,208.

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments as of December 31, 2012 that are not measured at fair value in the Company's Statement of Financial Condition.

	Fair Value Measurements				
	Total Fair Value	Carry Value	Level I	Level II	Level III
Cash Equivalents	$ 216,724	$ 216,724	$ 216,724	-	-

3. Summary of Significant Accounting Policies (continued)

Financial Instruments Not Measured at Fair Value (continued)

Transfers of investments between different levels of the fair value hierarchy are recorded as of the end of the reporting period. During the year ended December 31, 2012, there were no transfers of investments between the different levels of the fair value hierarchy.

3. Recent Accounting Pronouncement

In May 2011, the FASB issued Accounting Standards Update ("ASU") No. 2012-04, *Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2012-04"), which provides clarification about how to measure fair value and improve comparability of fair value measurements presented and disclosed in accordance with GAAP and International Financial Reporting Standards ("IFRSs"). Some of the amendments included in this ASU clarify the FASB's intent about the application of existing fair value measurement and disclosure requirements (e.g. by clarifying that a reporting entity should disclose quantitative information about unobservable inputs used in a fair value measurement that is categorized within Level III of the fair value hierarchy). Other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements (e.g., by requiring additional disclosure about fair value measurements, including fair value measurements categorized within Level III of the fair value hierarchy such as the valuation processes used by the reporting entity and by clarifying the application of premiums and discounts in a fair value measurement). The ASU also requires the categorization by level of the fair value hierarchy for items that are not measured at fair value in the Statement of Financial Condition but for which the fair value is required to be disclosed. The amended fair value measurement guidance became effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The adoption of the amended fair value measurement guidance did not have a material impact on the Company's financial statements, primarily because the Company does not hold Level III assets.

4. Income Taxes

Federal, state and local income taxes have not been provided for on the profits of the Company as members of Group are individually liable for their own tax payments.

The Company is organized as a single member limited liability company and as such is a disregarded entity for income tax purposes. No provision for federal or state and local income taxes has been made since the owner of the Company is responsible for any income taxes associated with such income. Parent is the owner and may be liable for New York City Unincorporated Business Tax ("UBT"). Parent records any corresponding tax benefit or liability on its consolidated financial statements.

4. Income Taxes (continued)

Based on its analysis, the Parent has determined that the Company does not have any uncertain tax positions that require recognition or measurement in the Company's Statement of Financial Condition.

5. Related Party Transactions

The Company entered into an Amended and Restated Administrative Service Agreement ("Agreement") with Group on December 1, 2003. Under the Agreement the Company agreed to reimburse Group for all expenses directly attributable to the Company, and an allocable portion of expenses paid by Group for which Advisors had indirectly derived benefit. On August 1, 2011, the Agreement was amended, and Group elected to forego the expense reimbursement payment due in the future and instead will make a capital contribution to the Company of an equal amount.

SEC Rule 17a-3(a)(1) and (a)(2) state that a broker-dealer must reflect on its books each expense incurred relating to its business and any corresponding liability, regardless of whether a third party has agreed to assume the expense or liability.

The business of the Company as a broker-dealer in securities and a member of FINRA is conducted by the Company and under the control and management of the duly authorized personnel of the Company. The provisions of the Agreement with respect to payment of compensation to personnel serving the Company by Group is not intended to constitute Group and the Company as partners or a joint venture, nor shall the personnel of the Company be deemed to be employees of Group. The executive officers of the Company have full authority with respect to hiring, training, assignment of duties, supervision, discipline and termination of all employees of the Company.

The Agreement may be terminated by either party upon five business days' prior written notice to the other party.

As of December 31, 2012, the Company had Due from Parent of $10,200 recorded on the Statement of Financial Condition representing a Due from Parent for UBT tax benefits.

6. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, which shall be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. As of December 31, 2012, the Company had net capital of $199,874 which was $99,874 in excess of its minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was .15 to 1. Certain advances, distributions and other equity withdrawals are subject to certain notifications and restriction provisions of the rule.

6. Net Capital Requirement (continued)

FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate indebtness items.

7. Subsequent Events

Management has evaluated the impact of all subsequent events on the Company through the date of this report and has determined that there were no subsequent events requiring recognition or disclosure in the Statement of Financial Condition.

Supplementary Report

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
deloitte.com
www.deloitte.com

February 26, 2013

To the Member of
Rhône Group Advisors L.L.C.
New York, New York

In planning and performing our audit of the financial statements of Rhône Group Advisors L.L.C. (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 26, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP